LML REPORTS RESULTS FOR THE FIRST QUARTER OF FISCAL 2003

VANCOUVER, BC, August 14, 2002 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) reports results for its first quarter ended June 30, 2002. EBITDA for the first quarter improved by approximately $547,000 or approximately 56.3% to a loss of approximately ($424,000) or approximately ($0.03) per share, compared to an EBITDA loss of approximately ($971,000) or approximately ($0.05) per share for the first quarter ended June 30, 2001. There was a net loss of approximately ($1.1 million) or approximately ($0.05) per share compared to a net loss of approximately ($1.7 million) or approximately ($0.09) per share for the first quarter ended June 30, 2001.

Revenues for the first quarter were approximately $1.9 million, compared to approximately $2.4 million for the first quarter ended June 30, 2001, a decrease of approximately 21.2%. This decrease was a result of a reduction in overall returned check volume processed which was partially attributable to one of our largest customers, Dillons, moving its primary check collections in-house, which was completed by the end of the second quarter of fiscal 2002, and partially a result of softer consumer spending trends.

During the first quarter, we granted a personal, non-exclusive, non-transferable, limited sub-license to a third party payment processor under our intellectual property estate regarding the processing of electronic check transactions. The agreement involved an initial license fee and a separate running royalty fee based upon future electronic check transactions processed by the licensee. During the first quarter, we recognized approximately $7,000 of the initial license fee as revenue and approximately $293,000 has been deferred and is expected to be recognized as revenue over the life of the agreement. The running royalty fee is being recognized on a monthly basis.

Cost of operations for the first quarter was approximately $1.6 million, or approximately 85.1% of revenue, compared to approximately $2.4 million or approximately 97.5% of revenue for the first quarter ended June 30, 2001, a decrease of approximately 33.3%. Sales, general and administrative expenses for the quarter were approximately $715,000, a decrease of approximately $298,000 or approximately 29.4% from the first quarter ended June 30, 2001.

We also report that we have submitted a bid to JCPenney in response to their request issued to us and other service providers to tender a bid to provide both a new service, being centralized returns, and electronic check recovery service, one of the services currently provided by us to JCPenney. Over the past nine fiscal quarters we generated approximately $845,000, or approximately 4% of our total revenue, from our electronic check recovery service provided to JCPenney. While we have submitted a bid in response to their request, there is no assurance we will be successful and we have received a preliminary indication that we have not been successful in our bid to JCPenney.

About LML Payment Systems Inc.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporations intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,354,491, No. 6,283,366, No. 6,164,528 and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporations business, please see the documents filed by the Corporation with the SEC.

CONTACTS:

Patrick H. Gaines Investor Relations

President and CEO (800) 888-2260

(604) 689-4440